September 25, 2025

John Lipman
Chief Executive Officer
Roth CH Holdings, Inc.
2340 Collins Avenue, Suite 402
Miami, FL 33141

       Re: Roth CH Holdings, Inc.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed September 11, 2025
           File No. 333-287287
Dear John Lipman:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2025 letter.

Amendment No. 3 to Form S-4
Distributed Storage Solutions Limited Consolidated Financial Statements For the Six-Month Period Ended June 30, 2024
Consolidated Statements of Cash Flows, page F-146

1.     We note your response to prior comment 7. Please make a similar revision to
       remove the subtotal of    Cash generated/(used) from operations
within the
       reconciliation to "Net cash flows from/(used in) operating activities." September 25, 2025
Page 2

       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Alexandria Kane